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                                                                    Exhibit 99.1



CHARTERED SEMICONDUCTOR MANUFACTURING LTD


CHARTERED APPOINTS JIM NORLING CHAIRMAN
KOH BENG SENG TO CHAIR AUDIT COMMITTEE

Chartered Semiconductor Manufacturing Ltd ("Chartered" or the "Company") wishes to announce that the Board of Directors has appointed Mr. Jim Norling, previously Deputy Chairman, to succeed Ms. Ho Ching as Chairman of the Board of Directors of the Company with effect from 1 August 2002. A well-respected electronics industry veteran, Mr. Jim Norling retired in July 2000 from Motorola after a distinguished 35-year career. He joined Chartered's board in March 2001 as Deputy Chairman and has also served as interim Chief Executive Officer. Ms. Ho Ching, who has served as Chairman of the Board of Directors since August 1995, has stepped down as Chairman and Director of the Company with effect from the same day. In her new role as Executive Director of Temasek Holdings, Ms. Ho Ching has decided to resign from a number of directorship positions, including that of Chartered, in order to focus on her new responsibilities.

Chartered also wishes to announce that the Board of Directors has appointed Mr. Koh Beng Seng as Chairman of the Audit Committee of the Company with effect from 1 August 2002. Mr. Koh Beng Seng has served on Chartered's Board of Directors since February 1999. He has held a number of senior positions and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Sum Soon Lim, who has held the position of Chairman of the Audit Committee since January 1996, has taken up an appointment with a related company and therefore is stepping down from the position. Mr. Sum will remain a member of the Audit Committee of the Company.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 01/08/2002 to the SGX